[Dill Dill Carr Stonbraker & Hutchings, P.C. letterhead]

April 22, 2014

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Circle Star Energy Corp. (the “Company”)
Form 10-K for the Fiscal Year ended April 30, 2013
Filed August 13, 2013
File No. 000-53868

Dear Mr. Hiller:

Please be advised that this office represents the Company, which is in the process of preparing its response to your comment letter dated April 9, 2014.  The Company needs additional time to prepare the response and respectfully requests an additional five business day to submit its response to you.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Circle Star Energy Corp.